Exhibit 99.5
ASSIGNMENT OF REGISTRATION RIGHTS
September 27, 2018
Reference is made to that certain Registration Rights Agreement, dated as of November 18, 2016 (the "Registration Rights Agreement"), between Hunter Maritime Acquisition Corp., a Marshall Islands corporation (the "Company") and Bocimar Hunter NV, a company incorporated under the laws of Belgium ("Assignor"). All capitalized terms not defined herein shall have the meanings ascribed to them in the Registration Rights Agreement.
CMB NV, a company incorporated under the laws of Belgium ("Assignee"), is the ultimate parent of the Assignor. On September 27, 2018, Assignor sold, transferred and assigned, as applicable, the Founder Shares and Private Placement Warrants to the Assignee (such transaction being referred to as the "Securities Transfer").
In connection with the Securities Transfer, Assignor hereby assigns to the Assignee (or its nominee), effective upon completion of the Securities Transfer and pursuant to Section 5.2 of the Registration Rights Agreement, all of Assignor's rights and interests under the Registration Rights Agreement. Assignor agrees to notify the Company of such assignment in accordance with Sections 5.1 and 5.2 of the Registration Rights Agreement.
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IN WITNESS WHEREOF, the undersigned have executed this Assignment of Registration Rights as of the date first written above.
ASSIGNOR:

BOCIMAR HUNTER NV

By:	/s/ Alexander SAVERYS
Name: Alexander SAVERYS
Title: Director

By:	/s/ Ludovic SAVERYS
Name: Ludovic SAVERYS
Title: Director

ASSIGNEE:

CMB NV

By:	/s/ Alexander SAVERYS
Name: Alexander SAVERYS
Title: Director

By:	/s/ Ludovic SAVERYS
Name: Ludovic SAVERYS
Title: Director